Exhibit 99.3

To our Shareholders:

Effective September 2, 1997, LaSalle National Bank will become the Transfer Agent and Registrar for MedCath Incorporated's common stock, replacing First Union National Bank of North Carolina.

In addition, LaSalle National Bank will become Rights Agent for the preferred share purchase rights issued under the Company's shareholder rights plan, replacing First Union National Bank of North Carolina. This notice is provided to you pursuant to the terms of the Rights Agreement, dated as of October 15, 1996, between the Company and First Union National Bank of North Carolina. The Company's common shareholders are holders of rights under the Rights Agreement as described on the reverse side of the Company's common stock certificates. This change of Rights Agent will in no way affect any of your rights under the Rights Agreement or as a holder of rights certificates or of the Company's common stock.

We anticipate that LaSalle National Bank will provide excellent service to us and to you in this new capacity. Shareholder matters, such as the transfer of shares, stock transfer requirements, missing stock certificates and changes of address should be directed to LaSalle National Bank at the following address and telephone number:

LaSalle National Bank
Attention: Corporate Trust Operations
135 South LaSalle Street, Room 1811
Chicago, IL 60603
Phone: 1-800-246-5761/Fax: 312-904-2236

Sincerely,

/s/  Stephen R. Puckett

Stephen R. Puckett
Chairman of the Board of Directors
President and Chief Executive Officer